SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 25, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on February 25, 2026.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Autonomous City of Buenos Aires, February 25 2026

To

CNV/BYMA/A3 Mercados

Re.: Relevant Event

We write to you in order to inform that the Board of Directors, at its meeting held on the date hereof, resolved to submit for discussion by the Shareholders’ Meeting the following motions:

(i)	That the retained earnings for the year ended 12/31/2025, expressed in constant currency as of December 31st 2025, totaling AR$ 290,438,875,537.79, be applied as follows: a) AR$ 57,898,528,529.31 to the Legal Reserve fund; b) AR$ 13,680,229,087.73 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones) and c) AR$ 218,860,117,920.75 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to Communique “A” 6464 and supplementary provisions of Banco Central de la República Argentina.
(ii)	The partial release of the Optional Reserve Fund for Future Distribution of Profits, in order to apply up to the amount of AR$ 300,000,000,000 to the payment of a cash or a dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization by Banco Central de la República Argentina. Please be advised that the dividend shall be subject to a 7% withholding established under section 97 of the Argentine Income Tax Law, as revised in 2019. Delegation to the Board of Directors of the powers to release the Reserve and establish the date, currency and other applicable payment terms and conditions in accordance with the delegation provided for by the Shareholders’ Meeting. Amount expressed in constant currency as of December 31st 2025.

The proposed dividend amounts to AR$ 469.1969827049 per share, which represents 46,919.6982 % of the capital stock of the Bank of AR$ 639,390,301.

In addition, please be advised that in the above mentioned meeting the Board also resolved not to motion for profit capitalization or monetary adjustments to capital or other items.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 25, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer